[redacted]

04002415

19

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-422

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Credit Suisse First Boston LLC
(Formerly known as Credit Suisse First Boston Corporation)

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

11 Madison Avenue
(No. and Street)

New York	New York	10010-3629
(City)	(State)	(Zip Code)

FEB 27 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave Fisher (212) 325-8625
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

757 Third Avenue	New York	New York	10017
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3.18.2004

STATE OF NEW YORK)
COUNTY OF NEW YORK) SS:

I, David Fisher, being duly authorized and sworn, affirm that I am an officer of Credit Suisse First Boston LLC (the "Company") and, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules of the Company for the year ended December 31, 2003 are true and correct. I further represent that neither the Company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.

David Fisher
Managing Director and Chief Financial Officer

Subscribed and sworn to before me
this 20th day of February, 2004.

Laura M. Goodrich (Mondesir)
Notary Public

LAURA MONDESIR - GOODRICH
Notary Public, State of New York
No. 01MO5026252
Qualified in Kings County
Cert. Filed in New York County
Commission Expires 7-11-06

STATE OF NEW YORK)
COUNTY OF NEW YORK) SS:

We, David Fisher and Frank DeCongelio, being allied members of the New York Stock Exchange, Inc., hereby attest that the accompanying consolidated financial statements and supplemental schedules have been or will be made available to all members and allied members of the New York Stock Exchange.

David Fisher
Managing Director, Chief Financial Officer
and Allied Member

Frank DeCongelio
Managing Director, Chief Operating Officer
and Allied Member

Subscribed and sworn to before me
this 20th day of February, 2004.

Laura M. Goodrich (MONDESIR)
Notary Public

LAURA MONDESIR - GOODRICH
Notary Public, State of New York
No. 01MO5026252
Qualified in Kings County
Cert. Filed in New York County
Commission Expires 7-11-06

KPMG

Credit Suisse First Boston LLC and Subsidiaries
(Formerly known as Credit Suisse First Boston Corporation)
(A wholly owned subsidiary of Credit Suisse First Boston (USA), Inc.)
(S.E.C. I.D. NO. 800422)

Consolidated Statement of Financial Condition
As of December 31, 2003
And Independent Auditors' Report
And Supplemental Report
On Internal Control

****

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

Member of
Credit Suisse First Boston LLC
(Formerly known as Credit Suisse First Boston Corporation):

We have audited the accompanying consolidated statement of financial condition of Credit Suisse First Boston LLC and Subsidiaries, (formerly known as Credit Suisse First Boston Corporation and Subsidiary) (the "Company"), a wholly owned subsidiary of Credit Suisse First Boston (USA), Inc., as of December 31, 2003, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and regulation 1.10 under the Commodity Exchange Act. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit of a consolidated statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that consolidated statement of financial condition. An audit of the consolidated statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Credit Suisse First Boston LLC and Subsidiaries, at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, in 2003 the Company changed its method of accounting for variable interest entities and stock-based compensation.

KPMG LLP

February 20, 2004

CREDIT SUISSE FIRST BOSTON LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse First Boston (USA), Inc.)
Consolidated Statement of Financial Condition
December 31, 2003
(In millions)

ASSETS

Cash and cash equivalents	$ 212
Collateralized short-term financings:	
Securities purchased under agreements to resell	50,796
Securities borrowed	78,022
Receivables:	
Customers	2,564
Brokers, dealers and other	6,395
Financial instruments owned (includes securities pledged as collateral of $40,443):	
U.S. government and agencies	31,684
Corporate debt	13,460
Equities	13,691
Derivatives contracts	2,816
Commercial paper	641
Other	308
Net deferred tax asset	953
Office facilities at cost (net of accumulated depreciation and amortization of $480)	232
Goodwill	253
Loans receivable from parent and affiliates	277
Other assets	329
Total assets	$ 202,633

See accompanying notes to consolidated statement of financial condition

CREDIT SUISSE FIRST BOSTON LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse First Boston (USA), Inc.)
Consolidated Statement of Financial Condition
December 31, 2003
(In millions)

LIABILITIES AND MEMBER'S EQUITY

Short-term borrowings	$	11,235
Collateralized short-term financings:		
Securities sold under agreements to repurchase		104,974
Securities loaned		28,851
Payables:		
Customers		4,122
Brokers, dealers and other		5,058
Financial instruments sold not yet purchased:		
U.S. government and agencies		23,290
Corporate debt		2,466
Equities		3,015
Derivatives contracts		2,641
Other		196
Obligation to return securities received as collateral		1,955
Accounts payable and accrued expenses		1,926
Other liabilities		2,735
Subordinated borrowings		5,075
Total liabilities		197,539
Member's Equity:		
Member's contributions		4,617
Accumulated earnings		634
Accumulated other comprehensive loss		(157)
Total member's equity		5,094
Total liabilities and member's equity	$	202,633

See accompanying notes to consolidated statement of financial condition

CREDIT SUISSE FIRST BOSTON LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse First Boston (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2003

1. Organization and Description of Business

Credit Suisse First Boston LLC (the "Company"), formerly known as Credit Suisse First Boston Corporation, is a wholly owned subsidiary of Credit Suisse First Boston (USA), Inc. (the "Parent Company" or "CSFB (USA)"), and an indirect wholly owned subsidiary of Credit Suisse First Boston, Inc. ("CSFBI"), whose ultimate parent is Credit Suisse Group ("CSG"). The Company became a wholly owned subsidiary of the Parent Company as part of the acquisition on November 3, 2000 of the Parent Company by CSG (the "Acquisition"). Although the Acquisition gave rise to goodwill, none of the goodwill was "pushed down" to the Company. The goodwill on the Company's consolidated statement of financial condition primarily relates to the 1988 merger between First Boston Inc. (now CSFBI) and Credit Suisse Holdings (now CSG).

On January 17, 2003, the Company converted to a Delaware limited liability company ("LLC"), a legal status that achieves operational flexibility and certain tax efficiencies and changed its name to Credit Suisse First Boston LLC, a single-member limited liability company. As a result of this conversion, the capital stock of Credit Suisse First Boston Corporation was cancelled and converted into one limited liability company interest. The conversion of Credit Suisse First Boston Corporation to an LLC did not have any effect on the liabilities or obligations of the Company. Accordingly, the Company reflected this conversion by combining amounts previously presented as common stock and additional paid in capital into member's contributions.

The PCS division of Pershing LLC, a sister company, including $16 million of fixed assets, was contributed to the Company. The contribution has been accounted for at historical cost in a manner similar to pooling-of-interest accounting because Pershing LLC and the Company were under the common control of CSFBI at the time of the contribution. The PCS business did not have a material effect on the consolidated statement of financial condition of the Company.

The Parent Company contributed $11 million of goodwill to the Company which resulted from the Parent Company's acquisition of Volaris Advisors in June 2003. The Volaris Advisors business was integrated into the Company's PCS business.

The consolidated statement of financial condition includes the accounts of Credit Suisse First Boston LLC and its wholly owned subsidiary, Special Situations Holdings, Inc. – Westbridge ("Westbridge") as well as three variable interest entities ("VIEs") that were consolidated in 2003 as a result of the Company's adoption of the Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities," an Interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." During 1999, Westbridge was established for the purpose of holding certain investment securities. See Note 5 for more information regarding the Company's consolidation of VIEs.

The Company, as a U.S. registered broker-dealer, provides a variety of capital raising, market making, advisory and brokerage services for its government, financial institution, corporate clients and affiliates. It is also a primary dealer in U.S. Government securities and an underwriter, placement agent and dealer for money market instruments, commercial paper, mortgage and other asset-backed securities, as well as a range of debt, equity and other convertible securities of corporations and other issuers. The Company also executes trading strategies for its own account using debt, equity and related derivative instruments.

2. Summary of Significant Accounting Policies

Basis of financial information. To prepare consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America, management must make certain estimates and assumptions. The reported amounts of assets and liabilities are affected by these estimates and assumptions, the most significant of which are discussed in the notes to the consolidated statement of financial condition. Estimates, by

2. Summary of Significant Accounting Policies (Continued)

their nature, are based on judgment and available information. Therefore, actual results could differ materially from these estimates. All material intercompany balances have been eliminated.

Cash and cash equivalents. Cash and cash equivalents include all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business.

Collateralized short-term financings. The Company enters into transactions involving securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("resale agreements") and securities borrowings and securities lending transactions as part of the Company's matched-book activities to accommodate clients, finance the Company's trading inventory and obtain securities for settlement.

Repurchase agreements and resale agreements are treated as collateralized financing arrangements and are carried at contract amounts that reflect the amounts at which the securities will be subsequently repurchased or resold. Interest on such contract amounts is accrued and is included in the accompanying consolidated statement of financial condition in receivables from and payables to brokers, dealers and other. The Company takes possession of the securities purchased under resale agreements and obtains additional collateral when the market value falls below the contract value. The Company nets certain repurchase agreements and resale agreements with the same counterparty in the consolidated statement of financial condition when the requirements of FIN No. 41 are satisfied.

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. For securities borrowed, the Company deposits cash, letters of credit or other collateral with the lender. For securities loaned, the Company receives cash or other collateral from the borrower generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned daily and obtains or refunds collateral as necessary.

Securities transactions Customer securities transactions are recorded on a settlement date basis. Receivables from and payables to customers include amounts due on cash and margin transactions. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the consolidated statement of financial condition.

Financial instruments. Substantially all of the Company's financial instruments, as well as financial instruments with off-balance sheet risk, are carried at fair value. Fair value is estimated at a specific point in time, based on relevant market information or the value of the underlying financial instrument. Financial instruments are recorded on a trade date basis.

Fair value. The determination of fair value is fundamental to the Company's financial condition and, in certain circumstances, requires management to make complex judgments. Fair value is based generally on listed market prices or broker or dealer price quotations. If prices are not readily determinable or if liquidating the Company's positions is reasonably expected to affect market prices, fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time. Certain financial instruments, including over-the-counter ("OTC") derivatives contracts, are valued using pricing models that consider, among other factors, contractual and market prices, correlations, time value, credit, yield curve, volatility factors and/or prepayment rates of the underlying positions. The use of different pricing models and assumptions could produce materially different estimates of fair value.

Office facilities. Office facilities are carried at cost and are depreciated on a straight-line basis over their estimated useful life of three to eight years. Leasehold improvements are amortized over the lesser of the useful life of the improvement or term of the lease.

2. Summary of Significant Accounting Policies (Continued)

Goodwill and identifiable intangible assets. Goodwill represents the amount by which the purchase price exceeds the fair value of the net tangible and intangible assets of an acquired company on the date of acquisition. On January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets", which requires goodwill and indefinite-lived intangible assets to be reviewed annually for impairment instead of being amortized to earnings. Intangible assets that do not have indefinite lives, principally software, trade names and trademarks, are amortized over their useful lives and reviewed for impairment. These intangible assets are included in "Other assets" in the consolidated statement of financial condition.

Stock-based Compensation. In August 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," using the prospective method.

Stock option awards granted in or before January 2003 for services provided in prior years, if not subsequently modified, will continue to be accounted for under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25").

In September 2003, the Company amended the Plan and introduced three-year vesting for all stock option and phantom stock awards effective January 1, 2004. The imposition of three-year vesting is intended to improve employee retention and long-term performance.

Income taxes. The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, deferred income taxes are recorded for the future tax consequences of events that have been recognized in the consolidated statement of financial condition, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. See Note 4 for more information.

New Accounting Pronouncements

In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133. Amongst other changes, SFAS 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and amends the regular-way security trades exception to when-issued securities or other securities that do not yet exist. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except for forward purchases or sales of when-issued securities or other securities that do not yet exist, the new provisions of which should be applied to both existing contracts outstanding as of June 30, 2003 and new contracts entered into after June 30, 2003. The adoption of SFAS 149 resulted in all forward purchases and sales of when issued securities being reported as derivative instruments on the Company's consolidated statement of financial condition.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for an issuer's classification of certain financial instruments that have both liability and equity characteristics and imposes additional disclosure requirements. SFAS 150 applies to financial instruments entered into or modified after May 31, 2003 and is effective for fiscal periods beginning after June 15, 2003. The adoption of SFAS 150 did not have an impact on the Company's consolidated statement of financial condition.

In December 2003, the FASB issued Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities ("FIN 46R"), which addresses how a business enterprise should evaluate whether it has a

2. Summary of Significant Accounting Policies (Continued)

controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"), which was issued in January 2003. Entities that had applied FIN 46 to a VIE prior to the effective date of FIN 46R can either continue to apply FIN 46 until the effective date of FIN 46R or can choose to apply FIN 46R at December 31, 2003.

The Company adopted the requirement of FIN 46 as of December 31, 2003, resulting in initial consolidation of three VIEs. One of the consolidated VIEs was created after February 1, 2003.

In December 2003, the FASB revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS 132R"). SFAS 132R retained the disclosure requirements from the original statement and requires additional disclosures. SFAS 132R is effective for financial statements with fiscal years ending after December 15, 2003 and the interim disclosures are required for periods beginning after December 15, 2003. The Company has adopted the new disclosure requirements of SFAS 132R. See Note 12 for more information.

In January 2004, the FASB issued FASB Staff Position ("FSP") 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act ("Medicare Act")" ("FSP 106-1"). The Medicare Act became law in December 2003 and introduced both a Medicare prescription drug benefit and a federal subsidy to sponsors of retiree health-care plans that provide a benefit that is at least "actuarially equivalent" to the Medicare benefit.

FSP 106-1 allows companies with postretirement healthcare plans that provide a prescription drug benefit to defer recognition of the prescription drug provisions of the Medicare Act. The deferral election suspends the application of the measurement and the disclosure requirements of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" ("SFAS 106") until authoritative guidance is issued. The guidance is effective for interim or annual statements of financial condition with fiscal years ending after December 7, 2003. The Company has elected to defer the accounting for the Medicare Act and is still evaluating the impact. See Note 12 for more information.

3. Related Party Transactions

The Company is involved in significant financing and other transactions, and has significant related party balances, with Credit Suisse First Boston, a Swiss bank subsidiary of CSG and an indirect parent of the Company, and certain of its subsidiaries and affiliates. The Company generally enters into these transactions in the ordinary course of business and believes that these transactions are generally on market terms that could be obtained from unrelated third parties.

3. Related Party Transactions (Continued)

The following table sets forth related party assets and liabilities as of December 31, 2003:

		(In millions)
ASSETS		
Securities purchased under agreements to resell	$	8,479
Securities borrowed		1,712
Receivables from brokers, dealers and other		1,087
Derivatives contracts		42
Net deferred tax asset		953
Loans receivable from parent and affiliates		277
Total assets	$	12,550
LIABILITIES		
Short-term borrowings	$	11,179
Securities sold under agreements to repurchase		10,958
Securities loaned		17,568
Payables to brokers, dealers and other		614
Derivatives contracts		74
Taxes payable (included in Other liabilities)		853
Intercompany payables (included in Other liabilities)		418
Subordinated borrowings		5,075
Total liabilities	$	46,739

Pursuant to an agreement, the Company sold at cost, without recourse, to CSFBI, the right, title and interest in certain assets with an aggregating value of $303 million for the year ended December 31, 2003.

Certain of the Company's directors, officers and employees and those of the Company's affiliates maintain margin accounts with the Company in the ordinary course of business. The Company from time to time and in the ordinary course of business, enters into, as principal, transactions involving the purchase or sale of securities from or to such directors, officers and employees and members of their immediate families.

The Credit Suisse Group International Share Plan (the "Plan") provides for equity-based awards to the Company's employees based on CSG shares. Pursuant to the Plan, employees of the Company may be granted, as compensation, stock or other equity-based awards. The provisions of the Plan include a provision to deliver CSG shares to the employees as compensation for services performed. CSFBI purchases the shares from CSG but CSFBI does not require reimbursement from the Company for these awards; therefore, amounts are considered a capital contribution to the Company and credited to member's contributions.

In connection with its derivatives activities, the Company enters into OTC derivatives contracts with related parties that contingently require the Company, as guarantor, to make payments based on changes in an underlying financial instrument. See Note 15 for more information.

4. Deferred Taxes

Deferred tax assets in the consolidated statement of financial condition, has the following components as of December 31, 2003:

		(In millions)
Deferred tax assets:		
Inventory	$	116
Investments		30
Other liabilities and accrued expenses, primarily compensation and benefits		785
Net operating loss carryforward		29
State and local taxes		26
Total deferred tax assets		986
Deferred tax liabilities:		
Investments		6
Office facilities		1
Total deferred tax liabilities		7
Deferred tax assets net of deferred tax liabilities		979
Valuation allowance		26
Net deferred tax asset	$	953

Management has determined that the realization of the recognized gross deferred federal tax assets of $986 million as of December 31, 2003 is more likely than not based on anticipated future taxable income. In addition, for federal income tax purposes, the Company has planning strategies available which enhance its ability to utilize these tax benefits. However, if estimates of future taxable income are reduced, the amount of the deferred tax assets considered realizable could also be reduced. Further, due to uncertainty concerning the Company's ability to generate the necessary amount and mix of state and local taxable income in future periods, the Company maintains a valuation allowance against its deferred state and local tax asset in the amount of $26 million as of December 31, 2003. The valuation allowance for the year ended December 31, 2003 decreased $5 million from December 31, 2002. The net operating loss carryforward expires in 2023.

5. Transfers of Financial Assets

As of December 31, 2003, the fair market value of assets that the Company pledged to counterparties was $159.1 billion, of which $40.4 billion are included in financial instruments owned in the consolidated statement of financial condition.

The Company has also received similar assets as collateral that the Company has the right to re-pledge or sell. The Company routinely re-pledges or lends these assets to third parties. As of December 31, 2003, the fair market value of the assets pledged to the Company was $157.9 billion of which $150.8 billion has been sold or re-pledged.

Variable Interest Entities

The Company has variable interests in several collateralized debt obligation ("CDO") VIEs. The CDO entities may have actively managed ("open") portfolios or static or unmanaged ("closed") portfolios. The closed CDO transactions are structured to use QSPEs, which are not consolidated in the Company's financial statement of financial condition.

The open CDO entities are managed by collateral managers and do not qualify for QSPE status. The Company has consolidated CDO VIEs for which it is the primary beneficiary. As of December 31, 2003, the carrying

5. Transfers of Financial Assets (Continued)

amount of the consolidated assets of these CDO VIEs that were collateral for the VIEs' obligations was $901 million as of December 31, 2003. The beneficial interests of these consolidated CDO VIEs are payable solely from the cash flows of the related collateral, and the creditors of these VIEs do not have recourse to the Company in the event of default.

The Company also retains significant debt and equity interests in open CDO VIEs that are not consolidated because the Company is not the primary beneficiary. The total assets in these CDO VIEs as of December 31, 2003 were $3.6 billion. The Company's maximum exposure to loss as of December 31, 2003 was $165 million, which was carried at fair value in financial instruments owned.

6. Subordinated Borrowings

As of December 31, 2003, the Company's outstanding subordinated borrowings were as follows:

	(In millions)
Revolving Subordinated Debt Agreements:	
Due April 30, 2011	$ 3,575
Equity Subordination Agreements:	
Due April 30, 2011	1,500
Total subordinated borrowings	$ 5,075

The Company has a $4.0 billion revolving subordinated debt agreement with the Parent Company that matures on April 30, 2011. The above subordinated agreements are at floating interest rates and are equivalent to those obtained by the Parent Company for its subordinated borrowings. The weighted average effective interest rate for these borrowings for the year ended December 31, 2003 was 2.17%.

The Company maintains a 364-day $200 million committed secured revolving credit facility, extending through August 2004, and a 364-day $250 million committed secured revolving credit facility, extending through November 2004 with unaffiliated banks. The secured facilities require the Company to pledge unencumbered marketable securities if borrowings are made. The facilities contain customary covenants that the Company believes will not impair its ability to obtain funding. As of December 31, 2003, no borrowings were outstanding under any of the facilities.

The borrowings under these agreements qualify as regulatory capital and the agreements include all statutory restrictions specified by the Uniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934 ("the Exchange Act"), including restrictive covenants relating to additional subordinated borrowings and to minimum levels of net capital, as defined, and consolidated member's equity.

7. Net Capital Requirements

The Company is a registered broker-dealer, registered futures commission merchant and member firm of the New York Stock Exchange Inc. ("NYSE"). Accordingly, the Company is subject to the minimum net capital requirements of the Securities and Exchange Commission ("SEC"), the NYSE and the Commodities Futures Trading Commission. As such, it is also subject to the NYSE's net capital rule, which conforms to the uniform net capital rule pursuant to Rule 15c3-1 of the Exchange Act. Under the alternative method permitted by this rule, the required net capital may not be less than two percent of aggregate debit balances arising from customer transactions or four percent of segregated funds, whichever is greater. If a member firm's net capital is less than four percent of aggregate debit balances, the NYSE may require the firm to reduce its business. If a member firm's net capital is less than five percent of aggregate debit balances, the NYSE may prevent the firm from expanding its business and declaring cash

7. Net Capital Requirements (Continued)

dividends. As of December 31, 2003, the Company's net capital of approximately $3.4 billion was 57% of aggregate debit balances and in excess of the minimum requirement by approximately $3.3 billion.

8. Cash and Securities Segregated Under Federal and Other Regulations

In compliance with the Commodity Exchange Act, the Company segregates funds deposited by customers and funds accruing to customers as a result of trades or contracts. As of December 31, 2003, cash and securities aggregating $2.6 billion were segregated or secured in separate accounts exclusively for the benefit of customers.

In accordance with the SEC's no-action letter dated November 3, 1998, the Company computed a reserve requirement for the proprietary accounts of introducing broker-dealers. As of December 31, 2003, the Company segregated securities aggregating $196 million on behalf of introducing broker-dealers.

In addition, the Company segregated U.S. Treasury securities with a market value of $3.3 billion as of December 31, 2003 in a special reserve bank account exclusively for the benefit of customers as required by rule 15c3-3 of the Exchange Act.

9. Derivatives Contracts

The Company enters into various transactions using derivatives for trading purposes, to hedge trading exposures or to provide products to its clients. These derivatives include options, forwards, futures and swaps. Derivative contracts are carried at fair value.

Options

The Company writes option contracts specifically designed to meet customer needs, for trading purposes or for hedging purposes. The options do not expose the Company to credit risk because the Company, not its counterparty, is obligated to perform. At the beginning of the contract period, the Company receives a cash premium. During the contract period, the Company bears the risk of unfavorable changes in the value of the financial instruments underlying the options. To manage this market risk, the Company purchases or sells cash or derivative financial instruments on a proprietary basis. Such purchases and sales may include debt and equity securities, forward and futures contracts, swaps and options.

The Company also purchases options to meet customer needs, for trading purposes or for hedging purposes. With purchased options, the Company gets the right, for a fee, to buy or sell the underlying instrument at a fixed price on or before a specified date. The underlying instruments for these options include fixed income securities, equities, foreign currencies and interest rate instruments or indices. The counterparties to these option contracts are reviewed to determine whether they are creditworthy.

Forwards and Futures

The Company enters into forward purchases and sales contracts for mortgage-backed securities and foreign currencies. In addition, the Company enters into futures contracts on equity-based indices and other financial instruments, as well as options on futures contracts.

Because forward contracts are subject to the financial reliability of the counterparty, the Company is exposed to credit risk. To mitigate this credit risk, the Company limits transactions with specific counterparties, reviews credit limits and adheres to internally established credit extension policies.

9. Derivatives Contracts (Continued)

For futures contracts and options on futures contracts, the change in the market value is settled with a clearing broker in cash each day. As a result, the credit risk with the clearing broker is limited to the net positive change in the market value for a single day.

Swaps

The Company's swap agreements consist primarily of interest rate and equity swaps. Interest rate swaps are contractual agreements to exchange interest rate payments based on agreed notional amounts and maturity. Equity swaps are contractual agreements to receive the appreciation or depreciation in value based on a specific strike price on an equity instrument in exchange for paying another rate, which is usually based on index or interest rate movements. Swaps are reported at fair value.

Quantitative Disclosures for All Derivatives

The fair values of all derivatives contracts outstanding as of December 31, 2003 were as follows:

	Assets	Liabilities
	(In millions)	
Options	$ 2,565	$ 2,350
Forward contracts	242	270
Swaps	9	21
Total	$ 2,816	$ 2,641

These assets and liabilities are included as derivatives contracts in financial instruments owned/sold not yet purchased, respectively, in the consolidated statement of financial condition.

10. Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company's customer and trading activities include executing, settling and financing various securities and financial instrument transactions. To execute these transactions, the Company purchases and sells (including "short sales") securities, options, foreign currencies and financial futures. If the customer or counterparty to the transaction is unable to fulfil its contractual obligations, and margin requirements are not sufficient to cover losses, the Company may be exposed to off-balance sheet risk. In these situations, the Company may be required to purchase or sell financial instruments at prevailing market prices, which may not fully cover the obligations of its customers or counterparties. This risk is limited by requiring customers and counterparties to maintain margin collateral that complies with regulatory and internal guidelines.

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. If the counterparty does not meet its contractual obligation to return securities used as collateral, the Company may be exposed to the risk of reacquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged each day and by requiring collateral levels to be adjusted in the event of excess market exposure.

The Company enters into forward contracts under which securities are delivered or received in the future at a specified price or yield. If counterparties are unable to perform under the terms of the contracts or if the value of the securities or interest rates change, the Company is exposed to risk. Such risk is controlled by monitoring the market value of the financial instrument contracted for each day and by reviewing the creditworthiness of the counterparties.

10. Financial Instruments With Off-Balance Sheet Risks (Continued)

The settlement of these transactions is not expected to have a material adverse effect on the Company's consolidated statement of financial condition. For additional information on certain off-balance sheet arrangements, see Note 15.

11. Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, governments, affiliates and institutional and individual investors. A substantial portion of the Company's transactions are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, mutual funds, hedge funds and other financial institutions. These transactions are generally collateralized. Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. Exposure to credit risk is generated by securities and currency settlements, contracting derivatives and forward transactions with customers and dealers, and the holding in inventory of bonds. The Company uses various means to manage its credit risk. The creditworthiness of all counterparties is analyzed at the outset of a credit relationship with the Company. These counterparties are subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for each counterparty, as well as for groups or classes of counterparties. Furthermore, the Company enters into master netting agreements when feasible and demands collateral from certain counterparties or for certain types of credit transactions.

The Company's customer securities activities are transacted either in cash or on a margin basis, in which the Company extends credit to the customer. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral to comply with various regulatory and internal guidelines. The Company monitors required margin levels each day and requires customers to deposit additional collateral, or reduce positions, when necessary.

12. Employee Benefit Plans

The Company provides retirement and postretirement benefits to certain of its U.S. and non-U.S. employees through participation in defined benefit and defined contribution pension plans and other plans sponsored by Credit Suisse First Boston. The Company's measurement date for its pension plans and other postretirement benefit plans is September 30.

Pension Plans

The Company participates in a non-contributory defined benefit pension plan (the "Qualified Plan") available to individuals employed before December 31, 1999. The Company also provides a non-contributory, non-qualified, unfunded plan (the "Supplemental Plan"), which provides benefits to Qualified Plan participants whose benefits may be limited by tax regulations. Benefits under these pension plans are based on years of service and employee compensation. Contributions to the Qualified Plan are made to the extent that such amounts are deductible by the Company for federal income tax purposes.

12. Employee Benefit Plans (Continued)

The Company also participates in Credit Suisse First Boston's defined contribution employee benefit plan, which covers the Company's domestic full-time and part-time employees. Employees hired on or after January 1, 2000 receive an additional contribution in CSFB's defined contribution employee benefit plan.

In November 2003, Credit Suisse First Boston changed its retirement benefits to link them to the performance of Credit Suisse First Boston effective January 1, 2004. As a result, certain individuals no longer accrue benefits under the Qualified Plan but will receive an additional contribution in CSFB's defined contribution employee benefit plan. The shift of future retirement benefit accruals for certain employees from the Qualified Plan to the defined contribution plan resulted in a curtailment. Because the financial statement disclosures that follow were determined as of the measurement date of September 30, 2003, they do not reflect the effects of this curtailment. In addition, employees previously accruing retirement benefits in the defined contribution plan based on years of service and employee compensation were impacted as future contributions by the Company will be based on the performance of CSFB.

Other Postretirement Plans

In addition, the Company provides certain unfunded health care benefits for retired employees (the "Other Plans"). Employees hired by CSFB LLC prior to July 1, 1988 become eligible for these benefits if they meet minimum age and service requirements and are eligible for retirement benefits. CSFB LLC has the right to modify or terminate these benefits. As of December 31, 2003, the aggregate accumulated postretirement benefit obligation was $67 million.

In 2003, the Medicare Act was signed into law and introduced both a Medicare prescription drug benefit and a federal subsidy to sponsors of retiree health-care plans that provide a benefit that is at least "actuarially equivalent" to the Medicare benefit. In accordance with FSP 106-1, the Company has elected to defer the application of the measurement and the disclosure requirements of SFAS 106 "Employers' Accounting for Postretirement Benefits Other than Pensions" until authoritative guidance is issued. Accordingly, amounts related to the net periodic postretirement benefit costs do not reflect the effects of the Medicare Act.

12. Employee Benefit Plans (Continued)

The following table reconciles the changes in the projected benefit obligation and the fair value of the plan assets and summarizes the funded status for the Qualified Plan, the Supplemental Plan and the Other Plans. Amounts shown are as of the measurement date, which is September 30, 2003:

	Qualified 2003	Supplemental and Other 2003
	(In millions)	
Change in Benefit Obligation		
Benefit obligation as of beginning of period	$ 517	$ 77
Service cost	26	3
Interest cost	31	6
Participant contributions	—	1
Amendments	2	—
Actuarial loss	16	21
Benefits paid	(17)	(4)
Benefit obligation as of the end of period	$ 575	$ 104
Change in Plan Assets		
Fair value of assets as of the beginning of period	$ 313	$ —
Actual return on plan assets	51	—
Employer contributions	38	1
Benefits paid	(17)	(1)
Fair value of assets as of the end of period	$ 385	$ —
Funded Status		
Funded status	$ (190)	$ (104)
Benefits paid	—	2
Unrecognized transition asset	(3)	(1)
Unrecognized prior service cost	5	20
Unrecognized net actuarial loss	276	13
Prepaid/(accrued) benefit cost	$ 88	$ (70)

The fair value of the plan assets was less than the benefit obligation. Accordingly, the Company made a payment of $150 million to the Qualified Plan in January 2004.

The assumptions used in determining the projected benefit obligation and the projected postretirement benefit obligation for 2003 were:

	2003
Discount rate	6.00%
Rate of compensation increase	4.00%

The accumulated benefit obligation for the Qualified Plan was $533 million as of September 30, 2003. The accumulated benefit obligation for the Supplemental Plans was $33 million as of September 30, 2003. As of December 31, 2003, the Company had a prepaid benefit cost of $88 million on the consolidated statement of financial condition related to the Qualified Plan comprised of $148 million in an unfunded accumulated benefit obligation, an intangible asset of $5 million and $231 million in accumulated other comprehensive income.

12. Employee Benefit Plans (Continued)

The investment policies and strategies of the Qualified Plan are determined by a committee made up of the Company's senior management. The policy is based on long-term goals and is therefore not frequently revised. However, senior management regularly monitors actual allocation compared to the policy. The current asset allocation goal is to achieve an asset mix of approximately 31% in domestic equities, 15% in international equities; 33% in fixed income securities including 5% in high-yield securities, 10% in real estate, 10% in alternate investments (primarily hedge funds) and 1% in cash. Contributions to the Qualified Plan are made to the extent that such amounts are deductible for federal income tax purposes. The Company's current funding strategy is to make the maximum contributions allowable by federal income tax regulations with the intention of achieving 100% funding of the accumulated benefit obligation by 2007.

The following table presents percentage of the fair value of the plan assets as of September 30, 2003 by type of asset:

	Qualified
	2003
	(In millions)
Asset Allocation:	
Equity securities	41 %
Debt securities	33
Real Estate	9
Cash	17
Total	100 %

13. Stock-Based Compensation

The Company participates in the Plan sponsored by CSG. The Plan grants stock option and phantom stock awards to certain employees based on the fair market value of CSG shares at the time of grant.

Phantom Stock Awards

In September 2003, the Company amended the Plan and introduced three-year vesting for phantom stock awards which is effective for all grants made in January 2004. Phantom stock awards with future service requirements are recognized over the service period, which ranges from one to five years.

The following table reflects the number of shares granted as phantom stock awards under the Plan and their weighted-average fair value at the grant date during 2003:

	2003
Shares granted	16,811,421
Weighted-average fair value at grant date	$ 24.73

The number of phantom stock awards outstanding as of December 31, 2003 was 37,088,638.

Stock Option Awards

In August 2003, the Company adopted the fair value recognition provisions of SFAS 123 to account for its stock-based compensation with an effective date of January 1, 2003.

13. Stock-Based Compensation (Continued)

In September 2003, the Company also amended the Plan and introduced three-year vesting for stock option awards effective January 1, 2004. Stock option awards with future service requirements are recognized over the service period, which ranges from two to four years. These awards expire ten years from the grant date.

The number of stock option awards outstanding as of December 31, 2003 was 25,582,118. The number of stock option awards exercisable as of December 31, 2003 was 14,281,867. The weighted average fair value of stock option awards granted during 2003 was $7.94.

The fair value of stock option awards was estimated using the Black-Scholes option pricing model. The following table reflects the weighted-average assumptions for the calculation of the fair value of the stock option awards granted during 2003:

	2003
Expected dividend yield	1.75%
Expected life of options	5 years
Expected volatility	45.54%
Risk-free interest rate	1.54%

Option Reduction Program

In September 2003, CSG completed its option reduction program, which entitled employees to exchange on a value-for-value basis certain existing stock option awards for new stock option or phantom stock awards. The new stock option and phantom stock awards have a one year service period and expire seven years from the grant date.

14. Commitments

The following table sets forth certain of the Company's long-term commitments, including the current portion as of December 31, 2003:

	Commitment Expiration Per Period				
	Less than 1 year	1-3 years	4-5 years	Over 5 years	Total commitments
			(In millions)		
Standby repurchase agreements(1)	$ —	$ 75	$ —	$ —	$ 75
Resale agreements (2)	7,576	385	300	100	8,361
Total commitments	$ 7,576	$ 460	$ 300	$ 100	$ 8,436

(1) In the ordinary course of business, the Company maintains certain standby repurchase agreement facilities that commit the Company to enter into resale agreements with customers at current market rates.
(2) Represents commitments to enter resale agreements.

The Company has access to letters of credit of $95 million as of December 31, 2003, in order to satisfy counterparty collateral requirements.

14. Commitments (Continued)

The following table sets for the Company's minimum lease commitments as of December 31, 2003:

	December 31, 2003
	(In millions)
2004	$ 57
2005	58
2006	60
2007	55
2008	50
Thereafter	379
Total	$ 659

Included in the table above are contractual obligations related to certain information technology and mainframe systems of $14 million. Excluded from the table above is sublease revenue of $17 million.

15. Guarantees

In the ordinary course of business, the Company enters into guarantee contracts as guarantor. FIN No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") requires disclosure by a guarantor of its maximum potential payment obligations under certain of its guarantees to the extent that it is possible to estimate them. FIN 45 also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing such guarantee. With certain exceptions, the liability recognition requirements apply to any new guarantees entered into, or current guarantees that are modified, after December 31, 2002.

The guarantees covered by FIN 45 may require the Company to make payments to the guaranteed party based on changes related to an asset, a liability or an equity security of the guaranteed party. The Company may also be contingently required to make payments to the guaranteed party based on another entity's failure to perform under an agreement, even though the payment to the guaranteed party may not be based on changes related to an asset, liability or equity security of the guaranteed party.

The Company provides indemnifications to certain counterparties in connection with its normal operating activities. The Company has determined that it is not possible to make an estimate of the maximum amount it could be obligated to pay. There are no amounts reflected on the consolidated statement of financial condition as of December 31, 2003, related to these indemnifications.

The following table sets forth the maximum quantifiable contingent liability associated with guarantees covered by FIN 45 as of December 31, 2003 by maturity:

	Expiration Per Period				
	Less than 1 year	1-3 years	4-5 years	Over 5 years	Total guarantees
	(In millions)				
Market value guarantees	$ 1,706	$ 5	$ 13	$ 104	$ 1,828
Total guarantees	$ 1,706	$ 5	$ 13	$ 104	$ 1,828

15. Guarantees (Continued)

Market Value Guarantees

In the ordinary course of business, the Company enters into OTC contracts that contingently require it, as the guarantor, to make payments based on changes in an underlying financial instrument. Included in this category are certain written OTC put option contracts, pursuant to which the counterparty can potentially force the Company to acquire the underlying financial instrument or require the Company to make a cash payment in an amount equal to the decline in value of the financial instrument underlying the OTC put option. Also included in this category are credit derivatives that may subject the Company to credit spread or issuer default risk because the change in credit spreads or the credit quality of the underlying financial instrument may obligate the Company to make a payment. The Company seeks to manage these OTC derivatives exposures by engaging in various hedging strategies to reduce its exposure, such as purchasing an option to sell the related financial instrument or entering into other offsetting derivatives contracts.

FIN 45 requires disclosure about derivatives if the contract requires delivery of the underlying financial instrument and the counterparty was holding the underlying financial instrument related to the derivative at the inception of the contract. Derivatives meeting both of these criteria are disclosed in the table above.

As of December 31, 2003, the carrying value of the liabilities related to these market value guarantees was $10 million. These guarantees are reflected as derivatives contracts in the consolidated statement of financial condition. See Note 9 for more information on derivatives. The maximum gross contingent liability, excluding any potential offset from hedging activities of these contracts, is $1.8 billion, of which $194 million is with CSG affiliates, and represents the obligation of the Company in the event that all the underlying securities are worthless, the likelihood of which the Company believes is remote.

Other Guarantees

The Company is a member of numerous securities exchanges and clearinghouses, and may, as a result of its membership arrangements, be required to perform if another member defaults. The Company has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

16. Goodwill and Identifiable Intangible Assets

As of December 31, 2003, the Company had $253 million of goodwill. As of December 31, 2003, the Company had identifiable intangible assets (primarily software, trade names and trademarks, which are being amortized over useful lives ranging from five to 20 years) of $2 million.

The Company completed the transitional impairment test of goodwill as of January 1, 2002 and determined that there was no impairment to goodwill. Subsequent goodwill impairment testing showed no impairment and had no effect on the Company's consolidated financial condition as of December 31, 2003. There have been no events or circumstances occurring subsequent to these impairment tests that would more likely than not have resulted in the fair values being below the carrying values.

17. Legal Proceedings

The Company is involved in a number of judicial, regulatory and arbitration proceedings (including those described below and actions that have been separately described in previous filings) concerning matters arising in connection with the conduct of its business. Some of these actions have been brought on behalf of various classes of claimants and, unless otherwise specified, seek damages of material and/or indeterminate amounts. The Company

17. Legal Proceedings (Continued)

believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on our financial condition. The Company intends to defend itself vigorously against all of the claims asserted in these matters.

In re Issuer Plaintiff Initial Public Offering Fee Antitrust Litigation

Since November 1998, several lawsuits have been filed in the U.S. District Court for the Southern District of New York against the Company, an affiliate of the Company and numerous other brokerage firms, alleging that the defendant broker-dealers conspired to fix the "fee" paid for underwriting certain IPO securities by setting the underwriters' fee or "spread" at 7%, in violation of the federal antitrust laws. The lawsuits purport to be class actions brought on behalf of classes of persons and entities that purchased and issued securities in those IPOs.

In February 1999, the district court consolidated the various cases in a single litigation, captioned *In re Public Offering Fee Antitrust Litigation.* On April 29, 1999, the defendant underwriters filed a motion to dismiss the complaint as a matter of law.

Meanwhile, beginning in August 2000, several other complaints were filed on behalf of issuers of stock in IPOs containing the same allegations of an industry-wide conspiracy to fix IPO underwriting fees. By order, dated April 10, 2001, the district court consolidated the issuer complaints.

On February 14, 2001, the district court dismissed the purchaser plaintiffs' claims on the ground that those plaintiffs lacked legal standing to assert antitrust claims. By order, dated December 13, 2002, the U.S. Court of Appeals for the Second Circuit vacated the district court's decision and remanded the action to the district court for consideration of the additional grounds for dismissal asserted in the motion to dismiss.

On July 6, 2001, the issuer plaintiffs filed a consolidated issuer complaint, naming numerous defendants, including the Company and CSFB (USA), under the caption *In re Issuer Plaintiff Initial Public Offering Fee Antitrust Litigation.* On September 28, 2001, the defendants moved to dismiss the consolidated issuer complaint. On September 25, 2002, the district court denied the defendants' motion to dismiss and defendants sought leave to file an interlocutory appeal of that decision. On January 17, 2003, the district court issued an order deferring a ruling on the defendants' motion until the district court reached a decision, upon remand, of the motion to dismiss the consolidated purchaser complaint.

On March 26, 2003, defendants filed a motion to dismiss on the grounds of implied immunity in both the consolidated issuer and consolidated purchaser cases. The district court denied that motion in an order, dated June 26, 2003.

Governmental/Regulatory Inquiries Relating to IPO Allocation/Research-related Practices

In early 2002, in connection with industry-wide investigations into research analyst practices and certain IPO allocation practices, the Company received subpoenas and/or requests for information from the following governmental and regulatory bodies: (1) the New York State Attorney General ("NYAG"); (2) the Massachusetts Secretary of the Commonwealth Securities Division ("MSD"); (3) the Securities and Exchange Commission ("SEC"); (4) the National Association of Securities Dealers ("NASD"); (5) the New York Stock Exchange ("NYSE"); and (6) the United States Attorneys' Office for the Southern District of New York ("SDNY"). (The SEC, NASD and NYSE have conducted a joint investigation.)

The Company has cooperated fully with these investigations and produced a significant volume of documents, consisting primarily of e-mails, compensation-related information and research reports. During these investigations, NASD, NYAG and MSD took testimony from various present and former employees of the

17. Legal Proceedings (Continued)

Company. The investigations focused primarily on equity research independence and the allocation of certain IPO shares to senior executives of the firm's clients (a practice that regulators have referred to as "spinning").

On April 28, 2003, the Company and other Wall Street firms finalized a global settlement with a coalition of state and federal regulators and self-regulatory organizations to settle these investigations (the "Global Settlement"). Consistent with an agreement in principle that had first been announced in December 2002, the Company agreed, without admitting or denying the allegations, to pay a total of $200 million, consisting of (a) $150 million to settle enforcement actions based on alleged violations of certain federal and state securities laws and NASD and NYSE rules and (b) $50 million to fund independent, third-party research to clients over five years. The Company also agreed to implement significant, industry-wide procedural and structural reforms to its business practices relating to both research analyst independence and the allocation of shares in IPOs.

On October 31, 2003, the U.S. District Court for the Southern District of New York approved the Global Settlement. The "state" portion of the Global Settlement consists of the Company's agreements with each of the state regulators within the North American Securities Administrators Association; the Company has officially executed its settlement agreements with nearly all of the NASAA members, and continues to negotiate the final terms of its agreements with the balance.

Also, on May 30, 2003, the Company (and the other banks that participated in the Global Settlement) received a subpoena from the SEC and a document request from the NYSE, each of which seeks email of a number of senior executives and certain other documents relating primarily to equity research. (The NASD issued a similar request but has since withdrawn that request). The SEC and NYSE requests are part of those entities' investigations into whether individual executives (rather than the Company itself) should be held liable for supervisory or other failures in connection with equity research practices during the time period that was the subject of the investigations discussed above. The Company has produced responsive documents to the SEC and NYSE.

The Company is not aware of any material developments in connection with the previously disclosed investigation by the NYAG of whether potential wrongdoing by individuals occurred during the time period covered by the Global Settlement.

Additionally, the Company is not aware of any material developments in connection with the previously disclosed governmental and regulatory inquiries concerning the firm's preservation and production of documents in 2000 in response to then-pending investigations into the firm's allocation of shares in IPOs and subsequent transactions and commissions.

Litigation Relating to IPO Allocation/Research-related Practices

Since January 2001, the Company, an affiliate of the Company and several other investment banks, have been named as defendants in several putative class action complaints filed in the U.S. District Court for the Southern District of New York concerning IPO allocation practices. On April 19, 2002, the plaintiffs filed consolidated amended complaints alleging various violations of the federal securities laws resulting from alleged material omissions and misstatements in registration statements and prospectuses for the IPOs, and, in some cases, follow-on offerings, and with respect to transactions in the aftermarket. The complaints contain allegations that the registration statements and prospectuses either omitted or misrepresented material information about commissions paid to investment banks and aftermarket transactions by certain customers that received allocations of shares in the IPOs. The complaints also allege that misleading analyst reports were issued to support the issuers' allegedly manipulated stock price and that such reports failed to disclose the alleged allocation practices or that analysts were allegedly subject to conflicts of interest. On July 1, 2002, the Company and other defendants moved to dismiss the consolidated class action complaints. Oral argument on the motion was held on November 1, 2002, and on

17. Legal Proceedings (Continued)

February 19, 2003, the court denied the motion as to the Company and the other defendant investment banks, as well as with respect to certain issuer and individual defendants. In June 2003, the plaintiffs in this litigation announced a proposed settlement of their claims against the issuer defendants and the issuers' officers and directors named in the litigation.

Since March 2001, the Company and several other investment banks have been named as defendants in several putative class actions filed with the U.S. District Court for the Southern District of New York, alleging violations of the federal and state antitrust laws in connection with alleged practices in allocation of shares in IPOs in which such investment banks were a lead or co-managing underwriter. The amended complaint in these lawsuits, which have now been consolidated into a single action, alleges that the underwriter defendants have engaged in an illegal antitrust conspiracy to require customers, in exchange for IPO allocations, to pay non-competitively determined commissions on transactions in other securities, to purchase an issuer's shares in follow-on offerings, and to commit to purchase other less desirable securities. The complaint also alleges that the underwriter defendants conspired to require customers, in exchange for IPO allocations, to agree to make aftermarket purchases of the IPO securities at a price higher than the offering price, as a precondition to receiving an allocation. These alleged "tie-in" arrangements are further alleged to have artificially inflated the market price for the securities. On May 24, 2002, the Company and the other defendants moved to dismiss the amended complaint. Oral argument was held on January 17, 2003, and on November 3, 2003, the court granted the motion to dismiss and dismissed the action with prejudice as to all defendants. On December 3, 2003, the plaintiffs filed a notice of appeal to appeal the court's decision.

Several putative class action lawsuits have been filed against the Company in the wake of publicity surrounding various governmental and regulatory investigations that led to the Global Settlement. Thus far, cases have been brought against the Company in the U.S. District Courts for the Southern District of New York and the District of Massachusetts on behalf of purchasers of shares of Atmel Corporation, Agilent Technologies, Inc., AOL Time Warner Inc., Amazon.com, Razorfish, Inc., Lantronix, Inc., NewPower Holdings, Inc., Synopsys, Inc., Winstar, Inc., and Covad Communications Co. A class action has been filed in the U.S. District Court for the District of Colorado, but does not identify any particular issuers. The complaints generally assert claims under Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, and Section 20(a) of the Exchange Act.

A purchaser of shares of Clarent Corporation has filed an individual action in the Superior Court of the State of California for the County of Los Angeles. An action has also been filed in the Superior Court of the State of California for the County of Santa Clara on behalf of a class of purchasers of several issuers. That complaint alleges that the Company violated Section 17200 of California's Business and Professions Code, which prohibits unfair business practices.

The Amazon.com and Covad Communications actions have been dismissed on motions to dismiss; Covad is currently on appeal to the Second Circuit. Plaintiffs voluntarily withdrew their complaint in the action relating to NewPower Holdings, Inc. In the action filed in the U.S. District Court for the District of Colorado, plaintiffs filed a voluntary notice of dismissal without prejudice against all defendants.

The actions relating to AOL Time Warner Inc., Agilent Technologies, Inc. and Razorfish, Inc. have all been separately consolidated in the U.S. District Court for the District of Massachusetts. In the action filed in the Superior Court of the State of California for the County of Santa Clara, the Company has filed a demurrer and a motion to strike the requested remedies. The Company also has filed motions to dismiss in an action filed in Missouri state court and a consumer fraud action brought by the West Virginia Attorney General, both relating to analyst research.

17. Legal Proceedings (Continued)

Enron-related Litigation and Inquiries

Numerous actions have been filed against the Company and its affiliates relating to Enron Corp. or its affiliates. On April 8, 2002, the Company and certain other investment banks were named as defendants along with, among others, Enron, Enron executives and directors, and external law and accounting firms in two putative class action complaints filed in the U.S. District Court for the Southern District of Texas. The first, *Newby, et al. v. Enron Corp., et al.*, was filed by purchasers of Enron securities and alleges violations of the federal securities laws. The second, *Tittle, et al. v. Enron Corp., et al.*, was filed by Enron employees who participated in various Enron employee savings plans and alleges violations of the Employment Retirement Income Security Act and the Racketeering Influenced and Corrupt Organizations Act, or RICO, and state law negligence and civil conspiracy claims. A motion by the Company to dismiss the complaint in *Newby* was denied in December 2002, and the Company has since answered the complaint, denying all liability. On May 8, 2002, the Company moved to dismiss the *Tittle* complaint, and the court granted that motion in full on September 30, 2003, thereby dismissing the action in its entirety as to the Company. In both cases, plaintiffs filed motions for class certification that are pending before the court. On May 14, 2003, the lead plaintiff in *Newby* filed an amended complaint that, among other things, names as defendants additional CSFB entities, expands the putative class to include purchasers of certain Enron-related securities, and alleges additional violations of the federal securities laws. On May 28, 2003, the lead plaintiff in *Newby* filed an amended motion for class certification of a more broadly defined class based on the amended complaint; that motion is pending before the court. On June 18, 2003, the Company moved to dismiss the new claims and new entities asserted in the amended complaint; that motion too is pending before the court.

Several actions filed against the Company and other parties have been consolidated or coordinated with the *Newby* action and stayed as to the filing of amended or responsive pleadings pending the court's decision on class certification in *Newby* and *Tittle*. Similarly consolidated or coordinated with *Newby* and stayed have been several actions against Arthur Andersen, LLP ("Andersen") and other defendants, in which Andersen has brought claims for contribution against the Company and other parties as third-party defendants. The consolidated and coordinated cases are now proceeding into discovery along with *Newby*.

Additional Enron-related actions have been filed in various federal and state courts against the Company, along with other parties, including: (i) a complaint by two investment funds that purchased certain Enron-related securities alleging insider trading and other violations of California law; (ii) a complaint by investment funds or fund owners that purchased senior secured notes issued by Osprey Trust and Osprey Trust I alleging violations of California law and fraud, deceit and negligent misrepresentation; (iii) an action by AUSA Life Insurance Company, Inc. and eleven other insurance company plaintiffs alleging violations of state securities laws, common law fraud and civil conspiracy in connection with securities offerings by certain Enron-related entities; (iv) a complaint by purchasers of Enron, Marlin, Osprey, and Montclare Trust securities alleging violations of state securities laws, fraud, deceit, and civil conspiracy; (v) a complaint by an Alabama municipal retirement system alleging violations of the federal and Alabama state securities laws, as well as fraud and unjust enrichment; (vi) a complaint by a Connecticut state agency to recover funds lost on a long-term energy contract with an Enron affiliate alleging violations of the Connecticut Unfair Trade Practices Act and various state aiding and abetting claims; (vii) a putative class action brought on behalf of seventy Connecticut municipalities and alleging violations of the Connecticut Unfair Trade Practices Act and various state law claims; and (viii) a putative class action brought on behalf of purchasers of the common stock of NewPower Holdings, Inc. alleging violations of the federal securities laws.

In December 2001, Enron filed a petition for Chapter 11 relief in the U.S. Bankruptcy Court for the Southern District of New York. On September 12, 2002, the court entered an order allowing discovery by a court-appointed examiner from more than 100 institutions, including the Company. The Company has produced documents and made witnesses available for private sworn statements, subject to a confidentiality order. The bankruptcy examiner completed the investigation and, on November 4, 2003, filed a final report that contained the examiner's conclusions

17. Legal Proceedings (Continued)

with respect to several parties, including the Company. Enron has brought four adversary proceedings against the Company, seeking avoidance and recovery of various alleged preferential, illegal and fraudulent transfers; disallowance and equitable subordination of the Company's claims in the bankruptcy proceedings; recharacterization of one transaction as a loan and related declaratory relief, avoidance of security interests, and turnover and recovery of property; and damages, attorneys' fees and costs for alleged aiding and abetting of breaches of fiduciary duty by Enron employees and civil conspiracy.

On May 28, 2003, the courts presiding over the consolidated Enron litigation and over the Enron bankruptcy proceedings jointly ordered the following parties to participate in non-binding mediation: plaintiffs in *Newby*, *Tittle* and the cases comprising the multi-district litigation proceedings in Texas; eleven financial institutions including the Company; and Enron and its affiliated debtors (including representatives of the Official Committee of Unsecured Creditors). The Courts appointed Senior Judge William C. Conner of the Southern District of New York as mediator. Several mediation sessions have already been held, and additional sessions have been scheduled for February 2004.

The Company has received requests for information from certain U.S. Congressional committees and requests for information and/or subpoenas from certain governmental and regulatory agencies regarding certain transactions and business relationships with Enron and its affiliates, including certain Enron-related special purpose entities. The Company has cooperated fully with such inquiries and requests.

NCFE-related Litigation

Since February 2003, lawsuits have been filed against the Company with respect to services that it rendered to National Century Financial Enterprises, Inc. and its affiliates (collectively, "NCFE"). From January 1996 to May 2002, the Company acted as a placement agent for bonds issued by NCFE that were to be collateralized by health-care receivables, and in July 2002, as a placement agent for a sale of NCFE preferred stock. NCFE filed for bankruptcy protection in November 2002.

In these lawsuits, which have been filed in Arizona, Ohio, New Jersey and New York federal courts, investors in NCFE's bonds and preferred stock have sued numerous defendants, including the founders and directors of NCFE, the trustees for the bond issuances, NCFE's auditors and law firm, the rating agencies that rated NCFE's bonds, and NCFE's placement agents, including the Company. The allegations include claims for breach of contract, negligence, fraud, and violation of federal and state securities laws. A motion to consolidate all the lawsuits was filed with the Judicial Panel on Multidistrict Litigation, and by orders dated November 13, 2003 and January 5, 2004, the MDL panel consolidated the matters and transferred them to the U.S. District Court for the Southern District of Ohio. Various early-stage motions are pending in the NCFE-related lawsuits.

UK Insurance Litigation

On August 7, 2003, a syndicate of insurance companies filed Consolidated Particulars of Claims against CSG, the Company, and CSFB (USA) in the London Commercial Court alleging that certain excess liability insurance policies provided to these entities should be invalidated. These insurance policies are intended to provide coverage for damages, expenses, or settlements in excess of designated deductibles and below designated caps resulting from certain legal proceedings involving CSG or its subsidiaries. The insurance syndicate alleges that these insurance policies should be invalidated based on certain purported misrepresentations and misleading statements made by CSG and the Company to the insurance syndicate in connection with the underwriting of the policies.

KPMG LLP
345 Park Avenue
New York, NY 10154

Report on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

Member of
Credit Suisse First Boston LLC
(Formerly known as Credit Suisse First Boston Corporation):

In planning and performing our audit of the consolidated financial statements of Credit Suisse First Boston LLC and Subsidiaries (formerly known as Credit Suisse First Boston Corporation and subsidiary) (the "Company"), a wholly owned subsidiary of Credit Suisse First Boston (USA), Inc., for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities and customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC") and Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a- 5(g) and Regulation 1.16, in the following:

1) Making the periodic computations of aggregate debits and net capital under SEC rule 17a- 3(a)(11) and the reserve required by SEC rule 15c3-3(e)

2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by SEC rule 17a-13

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by SEC rule 15c3-3

5) Making the periodic computations of minimum financial requirements pursuant to CFTC Regulation 1.17

6) Making the daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations

7) Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities and customer and firm assets that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, the New York Stock Exchange, the CFTC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and regulation 1.16 of the CFTC, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 20, 2004